Exhibit 99.1

noco-noco Inc. to Hold Extraordinary General Meeting On December 13, 2024

Singapore, October 28, 2024 – noco-noco Inc. (“noco-noco” or the “Company”) today announced that it will hold an extraordinary general meeting (“EGM”) of the Company on December 13, 2024 at 9:00A.M. (Singapore time) at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 and virtually at https://conveneagm.sg/noconoco2024EGM.

Holders of record of ordinary shares of the Company on October 29, 2024 (New York time) (the “Record Date”) , or their proxy holders, are entitled to vote at the EGM or any adjournment or postponement thereof. Holders of the Company’s ordinary shares (“Ordinary Shares”) who wish to exercise their voting rights must act through the depositary of the Company’s Ordinary Shares program, Vstock Transfer.

The purpose of the EGM is for the Company's shareholders to consider and vote upon, and if thought fit, pass and approve the following resolutions:

(i) “RESOLVED, as an ordinary resolution, that the postponement of the effective date of (i) the share consolidation of the Company’s authorised, issued and outstanding ordinary shares at a consolidation ratio of fifty-to-one (50:1) (the “Share Consolidation”) and (ii) the corresponding amendment of the authorised share capital of the Company to US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each as a result of the Share Consolidation, each of which as approved at the extraordinary general meeting of the Company held on 7 October 2024, from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(ii) “RESOLVED, as a special resolution, that the postponement of the effective date of the second amended and restated memorandum and articles of association as adopted by special resolution passed on 7 October 2024 of the Company from the original date of 17 October 2024 to 20 December 2024 or a later date as determined by the board of directors, be and is hereby confirmed, ratified and approved.”

(iii) “RESOLVED, as an ordinary resolution, that the authorised share capital of the Company, immediately after the Share Consolidation, be increased from US$50,000 divided into 10,000,000 ordinary shares of US$0.005 par value each to US$100,000 divided into 20,000,000 ordinary shares of US$0.005 par value each, by the creation of 10,000,000 ordinary shares of a $0.005 par value each, which will rank equally with all existing shares (the “Increase in Authorised Share Capital”).”

(iii) “RESOLVED, as a special resolution, that the revised form of second amended and restated memorandum and articles of association of the Company, a copy of which is attached to the accompany proxy statement, which reflects, among other things, the change in authorised share capital resulted from the Share Consolidation and the Increase in Authorised Share Capital, be approved and adopted in their entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with effect from 20 December 2024 or a later date as determined by the board of directors.”

These changes will not affect any rights of shareholders or the Company's operations and financial position.

The notice of the EGM and voting instruction card for Ordinary Shares holders are available on

1)
the Company’s Investor Relation’s website at https://ir.noco-noco.com/on the Announcements and Events section;
2)
a written notice mailed to you; and
3)
https://ts.vstocktransfer.com/irhlogin/I-NOCO

About noco-noco:

noco-noco Inc. (Nasdaq NCNC) is a technology solutions provider in the energy transition sector working to accelerate the global transformation to a decarbonized economy. Building its business on X-SEPA™ — the revolutionary battery separator technology developed in Japan and designed for long-lasting and high heat-resistant performance— noco-noco addresses the need for clean, affordable, and sustainable energy storage solutions.

For enquiries:

Investor@noco-noco.com

Safe Harbor Statement:

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When noco-noco Inc. (the “Company”) uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.